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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                               ----------------

                                 Shopping.com
                           (Name of Subject Company)

                            Compaq Interests, Inc.

                          Compaq Computer Corporation
                                   (Bidders)

                               ----------------

                          Common Stock, no par value
                        (Title of Class of Securities)

                               ----------------

                                  82509Q-10-6
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Thomas C. Siekman
             Senior Vice President, General Counsel and Secretary
                          Compaq Computer Corporation
                            20555 State Highway 249
                             Houston, Texas 77070
                                (281) 370-0670
  (Name, Address and Telephone Number of Person authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copy to:

                                Kenton J. King
                   Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 220
                          Palo Alto, California 94301
                                (650) 470-4500

                               ----------------


                           CALCULATION OF FILING FEE

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
        Transaction Valuation*                          Amount of Filing Fee**
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           $288,600,207.50                                    $57,720.04
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
* For purposes of calculating fee only. This amount assumes (1) the purchase of 8,897,234 outstanding shares of common stock of Shopping.com, and (ii) 6,916,476 shares of common stock of Shopping.com which may be issued upon exercise of outstanding warrants and options, in each case, at $18.25 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.
** Additional fee of $353.89.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$57,366.15             Filing Party:Compaq Interests,
                                              Inc.

Form or Registration No.:Schedule 14D-1       Date Filed:January 15, 1999

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

                                 TENDER OFFER

  This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on January 15, 1999 by Compaq Computer Corporation, a Delaware corporation ("Parent"), and Compaq Interests, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares (the "Shares") of the common stock, no par value (the "Common Stock"), of Shopping.com, a California corporation (the "Company"), at $19.00 per Share, net to the seller in cash (the "Original Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 1999 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Statement, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Statement (which together constitute the "Offer").

  On January 20, 1999, Purchaser amended its offer by offering to purchase all of the Shares at a revised Offer Price of $18.25 per Share, net to the seller in cash (the "Amended Offer Price"), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase (as modified pursuant to that certain Supplemental Letter to Shareholders dated January 20, 1999, a copy of which is attached as Exhibit (a)(10)).

  Capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Offer to Purchase and the Statement.

Item 1. Security and Subject Company.

  Item 1(b) is hereby amended by replacing such language in its entirety with the following:

  "The class of securities to which this Statement relates is the Common Stock. The Company has represented that as of January 18, 1999 there were (1) 8,897,234 shares of Common Stock issued and outstanding, (2) outstanding options to purchase an aggregate of 2,727,200 shares of Common Stock, and (3) outstanding warrants to purchase an aggregate of 4,189,276 shares of Common Stock. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $18.25 per Share, net to the seller in cash."

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  Item 3(b) is hereby amended and supplemented by adding thereto the following:

  On January 18, 1999, the Company disclosed certain additional information including information regarding the number of shares of common stock and convertible securities outstanding. From January 18, 1999 through January 20, 1999, the parties negotiated a reduction in the Original Offer Price and other terms of proposed amendments to the Merger Agreement and the Shareholder Agreements to reflect the disclosure of new information from the Company. Notwithstanding the Amended Offer Price, the total consideration to be paid for the Company at the Amended Offer Price remains approximately the same as that amount based on the Original Offer Price.

  After the close of the business day on January 20, 1999, the Company's board of directors held a special meeting to consider the terms of the proposed amendments to the Merger Agreement, including the Amended Offer Price, and the transactions contemplated thereby. At that meeting, the Company's board of directors reviewed the terms of the proposed amendments to the Merger Agreement and the transactions contemplated thereby with the Company's management, its counsel and Trautman Kramer. At the conclusion of their presentation, representatives of Trautman Kramer delivered their oral opinion (which was subsequently confirmed in writing) to the Company's board of directors that, as of such date, the consideration to be received by the shareholders of the Company pursuant to the Offer, including the Amended Offer Price, and the Merger is fair to such shareholders, from a financial point of view. Thereafter, the board unanimously approved the Offer, the Merger, Amendment No. 1 to the Merger Agreement and the Stock Option Agreement, determined that the Offer and the Merger, including the Amended Offer Price, are fair to, and in the best interests of, the shareholders of the Company, and resolved to recommend that the shareholders tender their Shares pursuant to the Offer.

  Immediately following the Company's board of directors meeting, the parties executed amendments to the Merger Agreement and the Shareholder Agreements. Parent issued a press release announcing these events shortly before the opening of the New York Stock Exchange on January 21, 1999.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  Item 7 is hereby amended and supplemented by adding the following:

    "Amendment No. 1 to the Merger Agreement

  The following is a summary of certain provisions of Amendment No. 1, dated January 20, 1999, to the Merger Agreement ("Amendment No. 1 to the Merger Agreement"). This summary is qualified in its entirety by reference to Amendment No. 1 to the Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit
(c)(14) to Amendment No. 1 to the Schedule 14D-1.

  Amendment No. 1 to the Merger Agreement amends the Offer Price to $18.25 per Share (the "Amended Offer Price") and includes a representation by the Company to Parent and Purchaser that the Company Board of Director has (i) unanimously determined that the Amended Offer Price is fair to and in the best interests of the shareholders of the Company and (ii) resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt Amendment No. 1 to the Merger Agreement. Amendment No. 1 to the Merger Agreement further amends the capitalization representations of the Company appearing in Section 3.2(a) of the Merger Agreement.

    Amendments No. 1 to the Shareholder Agreements

  The following is a summary of certain provisions of the Amendments No. 1, dated January 20, 1999 ("Amendments No. 1 to the Shareholder Agreements"), to those certain Shareholder Agreements, dated January 11, 1999, between Parent and the shareholders identified in such Shareholder Agreements. The following summary of the Amendments No. 1 to Shareholder Agreements does not purport to be complete and is qualified by reference to the text of Amendments No. 1 to the Shareholder Agreements, copies of which are filed with the Commission as exhibits (c)(15) through (c)(25) to Amendment No. 1 to the Schedule 14D-1.

  The Amendments No. 1 to the Shareholder Agreements amend the price per Share for which Parent will cause Purchaser to agree to purchase all the Shares tendered into the Offer to $18.25 per Share or any higher price that may be paid in the Offer. The Amendments No. 1 to the Shareholder Agreements further amend Annex I to the Shareholder Agreements which sets forth the Shareholder's beneficial ownership of the shares of Common Stock and/or Options."

Item 10. Additional Information.

  Item 10(f) is hereby amended by deleting from Item 8 of the Offer to Purchase under the heading "SHOPPING.COM SELECTED CONSOLIDATED FINANCIAL INFORMATION" the following language:

    "(in thousands of dollars, except per share data)."

Item 11. Materials to be Filed as Exhibits.

  Item 11 is hereby amended and supplemented by adding thereto the following
Exhibits:

   (a)(10) Supplemental Letter to Shareholders dated January 21, 1999.

   (a)(11) Press Release, dated January 21, 1999, issued by Parent.

   (a)(12) Fairness Opinion of Trautman Kramer & Company, dated January 20,
            1999.



   (c)(14) Amendment No. 1 to the Agreement and Plan of Merger, dated January
            20, 1999, by and between Parent and the Company.

   (c)(15) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Robert McNulty.

   (c)(16) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Cyber Depot.

   (c)(17) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Kipling Isle.

   (c)(18) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Paul Hill.

   (c)(19) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Ed Bradley.

   (c)(20) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Mark Winkler.

   (c)(21) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Kristine Webster.

   (c)(22) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and John Markley.

   (c)(23) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Frank Denny.

   (c)(24) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Pat Demicco.

   (c)(25) Amendment No. 1 to the Shareholder Agreement, dated January 20,
            1999, by and between Parent and Randy Read.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 1999

                                          COMPAQ INTERESTS, INC.

                                          By: /s/ Earl L. Mason
                                             _________________________________
                                          Name:  Earl L. Mason
                                          Title: President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 1999

                                          COMPAQ COMPUTER CORPORATION

                                          By: _________________________________
                                             /s/ Earl L. Mason
                                          Name:  Earl L. Mason
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                               INDEX TO EXHIBITS

 Exhibit
  Number                           Description                            Page
 -------                           -----------                            ----
 (a)(1)+  Offer to Purchase, dated January 15, 1999

 (a)(2)+  Letter of Transmittal

 (a)(3)+ Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients

 (a)(4)+  Letter to Clients

 (a)(5)+  Notice of Guaranteed Delivery

 (a)(6)+  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9

 (a)(7)+  Press Release issued by Parent, dated January 11, 1999

 (a)(8)+  Form of Summary Advertisement, dated January 15, 1999

 (a)(9)+  Fairness Opinion of Trautman Kramer & Company, dated January
           11, 1999

 (a)(10)  Supplemental Letter to Shareholders dated January 21, 1999

 (a)(11)  Press Release, dated January 21, 1999, issued by Parent

 (a)(12)  Fairness Opinion of Trautman Kramer & Company, dated January
           20, 1999

 (c)(1)+ Agreement and Plan of Merger, dated January 11, 1999, by and between Parent and the Company

 (c)(2)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Robert McNulty

 (c)(3)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Cyber Depot

 (c)(4)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Kipling Isle

 (c)(5)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Paul Hill

 (c)(6)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Ed Bradley

 (c)(7)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Mark Winkler

 (c)(8)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Kristine Webster

 (c)(9)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and John Markley

 (c)(10)+ Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Frank Denny

 (c)(11)+ Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Pat Demicco

 (c)(12)+ Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Randy Read

 (c)(13)+ Stock Option Agreement, dated January 11, 1999, by and between Parent and the Company

 (c)(14)  Amendment No. 1 to the Agreement and Plan of Merger, dated
           January 20, 1999, by and between Parent and the Company

 (c)(15)  Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Robert McNulty

 (c)(16)  Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Cyber Depot

 (c)(17)  Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Kipling Isle

 (c)(18)  Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Paul Hill

 (c)(19)  Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Ed Bradley

 Exhibit
 Number                          Description                           Page
 -------                         -----------                           ----
 (c)(20) Amendment No. 1 to the Shareholder Agreement, dated January
          20, 1999, by and between Parent and Mark Winkler

 (c)(21) Amendment No. 1 to the Shareholder Agreement, dated January
          20, 1999, by and between Parent and Kristine Webster

 (c)(22) Amendment No. 1 to the Shareholder Agreement, dated January
          20, 1999, by and between Parent and John Markley

 (c)(23) Amendment No. 1 to the Shareholder Agreement, dated January
          20, 1999, by and between Parent and Frank Denny

 (c)(24) Amendment No. 1 to the Shareholder Agreement, dated January
          20, 1999, by and between Parent and Pat Demicco

 (c)(25) Amendment No. 1 to the Shareholder Agreement, dated January
          20, 1999, by and between Parent and Randy Read

 (d)     None

 (e)     Not Applicable

 (f)     None

--------
+ Previously filed with the Statement.